CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                Computation in Support of Ratio of Earnings to Fixed Charges
                                   Years 1993 to 1997
                                   (Thousands of Dollars)

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                                                      1997          1996            1995            1994            1993

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Earnings
 Net Income .................................   $   712,823    $   694,085    $   723,850   $   734,270      $   658,522
 Federal Income Tax .........................       357,100        355,590          328,600       374,500          270,800
 Federal Income Tax Deferred ................        31,450         49,510           78,330        73,710          106,470
 Investment Tax Credits Deferred ............        (8,830)        (8,910)          (9,310)       (9,620)         (12,260)
    Total Earnings Before Federal Income ....     1,092,543      1,090,275        1,121,470     1,172,860        1,023,532
Fixed Charges* ..............................       353,689        343,308          350,254       327,353          320,554

    Total Earnings Before Federal Income Tax
      and Fixed Charges .....................   $ 1,446,232    $ 1,433,583      $ 1,471,724   $ 1,500,213      $ 1,344,086



* Fixed Charges

 Interest on Long-Term Debt .................   $   306,109    $   296,443      $   287,842   $   277,685      $   272,781
 Amort. of Debt Discount, Premium and Expense        12,049         11,376           14,075        11,376            8,975
 Interest on Component of Rentals ...........        18,448         18,157           19,383        18,439           19,077
 Other Interest .............................        17,083         17,332           28,954        19,853           19,721

    Total Fixed Charges .....................   $   353,689    $   343,308      $   350,254   $   327,353      $   320,554



    Ratio of Earnings to Fixed Charges ......          4.09           4.18             4.20          4.58             4.19


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